
NYSE
AX
Axos Financial, Inc.
34.9600
axos
FINANCIAL
AX
LISTED
NYSE
211

# Axos Q4 Fiscal 2024 Earnings Supplement

July 30, 2024

NYSE: AX

axos
Banking Evolved

# Loan Growth by Category

| | $ Millions | | |
|---|---|---|---|
| | Q4 FY24 | Q3 FY24 | Inc (Dec) |
| **Single Family Mortgage & Warehouse** | | | |
| Jumbo Mortgage | $ 3,922 | $ 3,964 | $ (42) |
| SF Warehouse Lending | 257 | 159 | 98 |
| **Multifamily & Commercial Mortgage** | | | |
| Multifamily | 2,541 | 2,663 | (122) |
| Small Balance Commercial | 1,321 | 1,338 | (17) |
| **Commercial Real Estate** | | | |
| CRE Specialty | 5,189 | 5,220 | (31) |
| Lender Finance RE | 900 | 693 | 207 |
| **Commercial & Industrial Non-RE** | | | |
| Lender Finance Non-RE | 2,328 | 2,320 | 8 |
| Asset-Based and Cash Flow Lending | 1,797 | 1,617 | 180 |
| Capital Call Facilities | 1,116 | 891 | 225 |
| **Auto & Consumer** | | | |
| Auto | 386 | 399 | (13) |
| Unsecured/OD | 44 | 51 | (7) |
| Other | 2 | 2 | — |
| | $ 19,803 | $ 19,317 | $ 486 |

**Loans**

# FDIC Loan Purchase Metrics
## as of June 30, 2024



| Loan Type | Unpaid Principal Balance (mm) | | Weighted-Average Yield Before Accretion of Discount | Weighted-Average LTV | Remaining Term (Months) |
|---|---|---|---|---|---|
| Office | $ | 239 | 7.5 % | 52.1 % | 44 |
| Data Center | | 122 | 4.2 | 38.5 | 15 |
| Land | | 44 | 8.6 | 28.6 | 17 |
| Other | | 50 | 6.8 | 51.0 | 12 |
| Industrial | | 38 | 6.9 | 70.3 | 89 |
| Mixed Use | | 34 | 7.4 | 57.4 | 33 |
| Retail | | 27 | 7.7 | 49.1 | 33 |
| **Total CRE** | | **554** | **6.8 %** | **48.5 %** | **35** |
| Residential | | 349 | 6.7 | 61.1 | 137 |
| Rent-stabilized / Rent-controlled Multifamily[1] | | 328 | 7.2 | 73.6 | 91 |
| **Total Multifamily** | | **677** | **6.9 %** | **67.2 %** | **115** |
| **Total** | **$** | **1,231** | **6.9 %** | **58.8 %** | **79** |

On December 7, 2023, Axos completed a purchase of $1.25 billion of loans from the FDIC at a 37% discount.

Note 1: 1,456 units out of 1,457 total units are rent-stabilized; only 1 is rent-controlled

# Commercial Real Estate Specialty[1] Detail
## as of June 30, 2024

| Loan Type | Balance (mm) | Weighted Avg. LTV | Non-Accrual Loans (mm) |
|---|---|---|---|
| Multifamily | $ 1,946 | 39 % | $ 11 |
| Hotel | 1,021 | 40 | — |
| SFR | 710 | 43 | 15 |
| Industrial | 536 | 48 | — |
| Other | 451 | 32 | — |
| Office | 302 | 35 | — |
| Retail | 223 | 46 | — |
| **Total** | **$ 5,189** | **40 %** | **$ 26** |



### LTV Distribution

- ≤ 50%
- > 50% to 65%
- > 65%

Note 1: Includes Commercial Real Estate Specialty loan portfolio only.

# Interest Rate Components of Loan & Lease Portfolio
## As of June 30, 2024



### Mix of Loan Repricing Types



Fixed 6%

Hybrid 25%

Variable 69%

### Fixed/Hybrid Years to Maturity / Repricing*



| Years | 1/2 | 1 | 2 | 3 | 5 | 10 | 20 + |
|---|---|---|---|---|---|---|---|
| | 686 | 1,262 | 2,230 | 3,634 | 5,319 | 5,751 | 5,817 |
| | 12% | 22% | 38% | 62% | 91% | 99% | 100% |

*Excludes SF Warehouse Lending and Equipment Leasing. The years to repricing assumes no loan prepayments and reflects only contractual terms.

Of the fixed and hybrid rate loan balances in our portfolio at June 30, 2024, 62% will reprice within 3 years and 91% will reprice within 5 years

5

# Diversified Deposit Gathering
## Approximately 90% of deposits are FDIC-insured or collateralized



› Serves approximately 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
› Software allows servicing of SEC receivers and non-chapter 7 cases

› 1031 exchange firms
› Title and escrow companies
› HOA and property management
› Business management and entertainment

› Broker-dealer client cash
› Broker-dealer reserve accounts

### Diversified Deposit Gathering Business Lines

- Fiduciary Services $1.1B
- Consumer Direct $11.6B
- Distribution Partners $0.5B
- Small Business Banking $0.4B
- Commercial & Treasury Management $3.5B
- Axos Securities $0.8B[1]
- Specialty Deposits $1.5B[2]

› Full service digital banking, wealth management, and securities trading

› White-label banking

› Business banking with simple suite of cash management services

› Full service treasury/cash management
› Team enhancements and geographic expansion
› Bank and securities cross-sell

Deposit balances as of June 30, 2024
Note 1: Excludes approximately $550 million of off-balance sheet deposits
Note 2: Excludes approximately $700 million of client deposits held at other banks

# Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)



# Allowance for Credit Losses (ACL) by Loan Category
## as of June 30, 2024



| | $ Millions | | |
|---|---|---|---|
| | Loan Balance | ACL | ACL % |
| Single Family Mortgage & Warehouse | $ 4,179 | $ 17 | 0.4 % |
| Multifamily & Commercial Mortgage | 3,862 | 71 | 1.8 % |
| Commercial Real Estate | 6,089 | 88 | 1.4 % |
| Commercial & Industrial Non-RE | 5,241 | 76 | 1.5 % |
| Auto & Consumer | 432 | 9 | 2.1 % |
| | $ 19,803 | $ 261 | 1.3 % |

**Loans**

# Credit Quality ($ millions)



| June 30, 2024 | Loans O/S | | Non-Accrual Loans | | % |
|---|---|---|---|---|---|
| Single Family-Mortgage & Warehouse | $ | 4,179 | $ | 46 | 1.10 % |
| Multifamily and Commercial Mortgage | | 3,862 | | 35 | 0.91 |
| Commercial Real Estate | | 6,089 | | 26 | 0.43 |
| Commercial & Industrial - Non-RE | | 5,241 | | 4 | 0.08 |
| Auto & Consumer | | 432 | | 2 | 0.47 |
| Total | $ | 19,803 | $ | 113 | 0.57 % |

| March 31, 2024 | Loans O/S | | Non-Accrual Loans | | % |
|---|---|---|---|---|---|
| Single Family-Mortgage & Warehouse | $ | 4,123 | $ | 51 | 1.24 % |
| Multifamily and Commercial Mortgage | | 4,001 | | 39 | 0.97 |
| Commercial Real Estate | | 5,913 | | 26 | 0.44 |
| Commercial & Industrial - Non-RE | | 4,828 | | 4 | 0.08 |
| Auto & Consumer | | 452 | | 2 | 0.44 |
| Total | $ | 19,317 | $ | 122 | 0.63 % |

| June 30, 2023 | Loans O/S | | Non-Accrual Loans | | % |
|---|---|---|---|---|---|
| Single Family-Mortgage & Warehouse | $ | 4,174 | $ | 31 | 0.74 % |
| Multifamily and Commercial Mortgage | | 3,082 | | 35 | 1.14 |
| Commercial Real Estate | | 6,200 | | 15 | 0.24 |
| Commercial & Industrial - Non-RE | | 2,640 | | 3 | 0.11 |
| Auto & Consumer | | 556 | | 3 | 0.54 |
| Total | $ | 16,652 | $ | 87 | 0.52 % |



# AXOS FINANCIAL, INC.
## SELECTED CONSOLIDATED FINANCIAL INFORMATION
### *(Unaudited – dollars in thousands)*

| | June 30, 2024 | March 31, 2024 | December 31, 2023 | September 30, 2023 | June 30, 2023 |
|---|---|---|---|---|---|
| **Selected Balance Sheet Data:** | | | | | |
| Total assets | $ 22,855,334 | $ 22,642,133 | $ 21,623,764 | $ 20,825,206 | $ 20,348,469 |
| Loans—net of allowance for credit losses | 19,231,385 | 18,733,455 | 18,264,354 | 16,955,041 | 16,456,728 |
| Loans held for sale, carried at fair value | 16,482 | 16,239 | 13,468 | 8,014 | 23,203 |
| Loans held for sale, lower of cost or fair value | — | — | — | — | 776 |
| Allowance for credit losses | 260,542 | 257,522 | 251,749 | 170,870 | 166,680 |
| Securities—trading | 353 | 592 | 329 | 640 | 758 |
| Securities—available-for-sale | 141,611 | 207,582 | 239,812 | 236,726 | 232,350 |
| Securities borrowed | 67,212 | 105,853 | 145,176 | 96,424 | 134,339 |
| Customer, broker-dealer and clearing receivables | 240,028 | 292,630 | 265,857 | 285,423 | 374,074 |
| Total deposits | 19,359,217 | 19,103,532 | 18,203,912 | 17,565,741 | 17,123,108 |
| Advances from the FHLB | 90,000 | 90,000 | 90,000 | 90,000 | 90,000 |
| Borrowings, subordinated notes and debentures | 325,679 | 330,389 | 341,086 | 447,733 | 361,779 |
| Securities loaned | 74,177 | 119,800 | 155,492 | 116,446 | 159,832 |
| Customer, broker-dealer and clearing payables | 301,127 | 387,176 | 368,885 | 341,915 | 445,477 |
| Total stockholders' equity | 2,290,596 | 2,196,293 | 2,078,224 | 1,976,208 | 1,917,159 |
| | | | | | |
| **Capital Ratios:** | | | | | |
| Equity to assets at end of period | 10.02 % | 9.70 % | 9.61 % | 9.49 % | 9.42 % |
| Axos Financial, Inc.: | | | | | |
|   Tier 1 leverage (to adjusted average assets) | 9.43 % | 9.33 % | 9.39 % | 9.27 % | 8.96 % |
|   Common equity tier 1 capital (to risk-weighted assets) | 12.01 % | 11.47 % | 10.97 % | 11.11 % | 10.94 % |
|   Tier 1 capital (to risk-weighted assets) | 12.01 % | 11.47 % | 10.97 % | 11.11 % | 10.94 % |
|   Total capital (to risk-weighted assets) | 14.84 % | 14.26 % | 13.79 % | 14.06 % | 13.82 % |
| Axos Bank: | | | | | |
|   Tier 1 leverage (to adjusted average assets) | 9.74 % | 9.86 % | 10.22 % | 9.99 % | 9.68 % |
|   Common equity tier 1 capital (to risk-weighted assets) | 12.74 % | 12.47 % | 12.26 % | 11.69 % | 11.63 % |
|   Tier 1 capital (to risk-weighted assets) | 12.74 % | 12.47 % | 12.26 % | 11.69 % | 11.63 % |
|   Total capital (to risk-weighted assets) | 13.81 % | 13.49 % | 13.25 % | 12.65 % | 12.50 % |
| Axos Clearing LLC: | | | | | |
|   Net capital | $ 101,462 | $ 102,963 | $ 103,454 | $ 101,391 | $ 35,221 |
|   Excess capital | $ 96,654 | $ 97,646 | $ 98,397 | $ 96,211 | $ 29,905 |
|   Net capital as a percentage of aggregate debit items | 42.21 % | 38.73 % | 40.92 % | 39.14 % | 13.25 % |
|   Net capital in excess of 5% aggregate debit items | $ 89,442 | $ 89,671 | $ 90,812 | $ 88,440 | $ 21,930 |

# AXOS FINANCIAL, INC.
# SELECTED CONSOLIDATED FINANCIAL INFORMATION
## *(Unaudited – dollars in thousands)*



| | At or For The Three Months Ended | | | | |
|---|---|---|---|---|---|
| | June 30, 2024 | March 31, 2024 | December 31, 2023 | September 30, 2023 | June 30, 2023 |
| ***Selected Income Statement Data:*** | | | | | |
| Interest and dividend income | $ 453,428 | $ 443,564 | $ 394,663 | $ 363,952 | $ 346,430 |
| Interest expense | 193,366 | 181,958 | 166,057 | 152,797 | 142,676 |
| Net interest income | 260,062 | 261,606 | 228,606 | 211,155 | 203,754 |
| Provision for credit losses | 6,000 | 6,000 | 13,500 | 7,000 | 7,000 |
| Net interest income, after provision for credit losses | 254,062 | 255,606 | 215,106 | 204,155 | 196,754 |
| Non-interest income | 30,861 | 33,163 | 124,129 | 34,507 | 32,705 |
| Non-interest expense | 140,535 | 133,228 | 121,839 | 120,506 | 112,456 |
| Income before income taxes | 144,388 | 155,541 | 217,396 | 118,156 | 117,003 |
| Income taxes | 39,516 | 44,821 | 65,625 | 35,511 | 29,647 |
| Net income | $ 104,872 | $ 110,720 | $ 151,771 | $ 82,645 | $ 87,356 |
| ***Per Common Share Data:*** | | | | | |
| Net income: | | | | | |
| Basic | $ 1.84 | $ 1.94 | $ 2.65 | $ 1.40 | $ 1.48 |
| Diluted | $ 1.80 | $ 1.91 | $ 2.62 | $ 1.38 | $ 1.46 |
| Adjusted earnings per common share (Non-GAAP)[1] | $ 1.83 | $ 1.94 | $ 1.60 | $ 1.41 | $ 1.50 |
| Book value per common share | $ 40.26 | $ 38.48 | $ 36.53 | $ 33.78 | $ 32.53 |
| Tangible book value per common share (Non-GAAP)[1] | $ 37.26 | $ 35.46 | $ 33.45 | $ 30.72 | $ 29.51 |
| ***Weighted average number of common shares outstanding:*** | | | | | |
| Basic | 56,938,405 | 56,932,050 | 57,216,621 | 58,949,038 | 58,981,372 |
| Diluted | 58,164,623 | 58,037,698 | 57,932,834 | 59,808,322 | 59,707,871 |
| Common shares outstanding at end of period | 56,894,565 | 57,079,429 | 56,898,377 | 58,503,976 | 58,943,035 |
| Common shares issued at end of period | 70,221,632 | 70,033,523 | 69,828,709 | 69,826,263 | 69,465,446 |
| ***Performance Ratios and Other Data:*** | | | | | |
| Loan originations for investment | $ 2,451,410 | $ 2,801,110 | $ 2,739,261 | $ 2,605,332 | $ 2,216,764 |
| Loan originations for sale | 52,574 | 47,821 | 44,325 | 52,858 | 64,154 |
| Loan purchases | 430 | — | 789,516 | 51,892 | 650 |
| Return on average assets | 1.81 % | 1.98 % | 2.90 % | 1.64 % | 1.73 % |
| Return on average common stockholders' equity | 18.81 % | 20.71 % | 30.39 % | 16.91 % | 18.60 % |
| Interest rate spread[2] | 3.63 % | 3.88 % | 3.58 % | 3.37 % | 3.20 % |
| Net interest margin[3] | 4.65 % | 4.87 % | 4.55 % | 4.36 % | 4.19 % |
| Net interest margin[3] – Banking Business Segment | 4.68 % | 4.92 % | 4.62 % | 4.46 % | 4.26 % |
| Efficiency ratio[4] | 48.31 % | 45.20 % | 34.54 % | 49.05 % | 47.56 % |
| Efficiency ratio[4] – Banking Business Segment | 41.39 % | 38.82 % | 30.96 % | 45.44 % | 45.07 % |
| ***Asset Quality Ratios:*** | | | | | |
| Net annualized charge-offs to average loans | 0.05 % | 0.07 % | 0.04 % | 0.04 % | 0.04 % |
| Non-accrual loans to total loans | 0.57 % | 0.63 % | 0.65 % | 0.62 % | 0.52 % |
| Non-performing assets to total assets | 0.51 % | 0.55 % | 0.60 % | 0.56 % | 0.47 % |
| Allowance for credit losses - loans to total loans held for investment | 1.34 % | 1.36 % | 1.33 % | 1.00 % | 1.00 % |
| Allowance for credit losses - loans to non-performing loans | 229.84 % | 210.95 % | 205.50 % | 159.80 % | 191.23 % |

[1] See "Use of Non-GAAP Financial Measures" herein.
[2] Interest rate spread represents the difference between the annualized weighted average yield on interest-earning assets and the annualized weighted average rate paid on interest-bearing liabilities.
[3] Net interest margin represents annualized net interest income as a percentage of average interest-earning assets.
[4] Efficiency ratio represents non-interest expense as a percentage of the aggregate of net interest income and non-interest income.

# Use of Non-GAAP Financial Measures



In addition to the results presented in accordance with GAAP, this earnings supplement includes non-GAAP financial measures such as adjusted earnings, adjusted earnings per diluted common share, and tangible book value per common share. Non-GAAP financial measures have inherent limitations, may not be comparable to similarly titled measures used by other companies and are not audited. Readers should be aware of these limitations and should be cautious as to their reliance on such measures. Although we believe the non-GAAP financial measures disclosed in this report enhance investors' understanding of our business and performance, these non-GAAP measures should not be considered in isolation, or as a substitute for GAAP basis financial measures.

We define "adjusted earnings", a non-GAAP financial measure, as net income without the after-tax impact of non-recurring acquisition-related costs and other costs (unusual or non-recurring charges). Adjusted earnings per diluted common share ("adjusted EPS"), a non-GAAP financial measure, is calculated by dividing non-GAAP adjusted earnings by the average number of diluted common shares outstanding during the period. We believe the non-GAAP measures of adjusted earnings and adjusted EPS provide useful information about the Company's operating performance. We believe excluding the non-recurring acquisition related costs and other costs (unusual or non-recurring) provides investors with an alternative understanding of Axos' core business.

Below is a reconciliation of net income, the nearest comparable GAAP measure, to adjusted earnings and adjusted EPS (Non-GAAP) for the periods shown:

| (Dollars in thousands, except per share amounts) | | June 30, 2024 | | March 31, 2024 | | December 31, 2023 | | September 30, 2023 | | June 30, 2023 |
|---|---|---|---|---|---|---|---|---|---|---|
| Net income | $ | 104,872 | $ | 110,720 | $ | 151,771 | $ | 82,645 | $ | 87,356 |
| FDIC Loan Purchase - Gain on purchase | | — | | — | | (92,397) | | | | |
| FDIC Loan Purchase - Provision for credit losses | | — | | — | | 4,648 | | | | |
| Acquisition-related costs | | 2,554 | | 2,719 | | 2,780 | | 2,790 | | 2,779 |
| Other costs | | — | | — | | — | | — | | — |
| Income taxes | | (699) | | (784) | | 25,650 | | (839) | | (704) |
| Adjusted earnings (non-GAAP) | $ | 106,727 | $ | 112,655 | $ | 92,452 | $ | 84,596 | $ | 89,431 |
| Average dilutive common shares outstanding | | 58,164,623 | | 58,037,698 | | 57,932,834 | | 59,808,322 | | 59,707,871 |
| Diluted EPS | $ | 1.80 | $ | 1.91 | $ | 2.62 | $ | 1.38 | $ | 1.46 |
| FDIC Loan Purchase - Gain on Purchase | | — | | — | | (1.59) | | | | |
| FDIC Loan Purchase - Provision for credit losses | | — | | — | | 0.08 | | | | |
| Acquisition-related costs | | 0.04 | | 0.05 | | 0.05 | | 0.05 | | 0.05 |
| Other costs | | — | | — | | — | | — | | — |
| Income taxes | | (0.01) | | (0.02) | | 0.44 | | (0.02) | | (0.01) |
| Adjusted EPS (Non-GAAP) | $ | 1.83 | $ | 1.94 | $ | 1.60 | $ | 1.41 | $ | 1.50 |

We define "tangible book value", a non-GAAP financial measure, as book value adjusted for goodwill and other intangible assets. Tangible book value is calculated using common stockholders' equity minus servicing rights, goodwill and other intangible assets. Tangible book value per common share, a non-GAAP financial measure, is calculated by dividing tangible book value by the common shares outstanding at the end of the period. We believe tangible book value per common share is useful in evaluating the Company's capital strength, financial condition, and ability to manage potential losses.

Below is a reconciliation of total stockholders' equity, the nearest comparable GAAP measure, to tangible book value per common share (non-GAAP) as of the dates indicated:

| (Dollars in thousands, except per share amounts) | | June 30, 2024 | | March 31, 2024 | | December 31, 2023 | | September 30, 2023 | | June 30, 2023 |
|---|---|---|---|---|---|---|---|---|---|---|
| Common stockholders' equity | $ | 2,290,596 | $ | 2,196,293 | $ | 2,078,224 | $ | 1,976,208 | $ | 1,917,159 |
| Less: servicing rights, carried at fair value | | 28,924 | | 28,130 | | 28,043 | | 29,338 | | 25,443 |
| Less: goodwill and intangible assets | | 141,769 | | 144,324 | | 146,793 | | 149,572 | | 152,149 |
| Tangible common stockholders' equity (Non-GAAP) | $ | 2,119,903 | $ | 2,023,839 | $ | 1,903,388 | $ | 1,797,298 | $ | 1,739,567 |
| Common shares outstanding at end of period | | 56,894,565 | | 57,079,429 | | 56,898,377 | | 58,503,976 | | 58,943,035 |
| Book value per common share | $ | 40.26 | $ | 38.48 | $ | 36.53 | $ | 33.78 | $ | 32.53 |
| Less: servicing rights, carried at fair value per common share | $ | 0.51 | $ | 0.49 | $ | 0.49 | $ | 0.50 | $ | 0.44 |
| Less: goodwill and other intangible assets per common share | $ | 2.49 | $ | 2.53 | $ | 2.59 | $ | 2.56 | $ | 2.58 |
| Tangible book value per common share (Non-GAAP) | $ | 37.26 | $ | 35.46 | $ | 33.45 | $ | 30.72 | $ | 29.51 |

# Contact Information

**Greg Garrabrants, President and CEO**
**Derrick Walsh, EVP and CFO**

investors@axosfinancial.com

www.axosfinancial.com


**Johnny Lai, SVP Corporate Development and Investor Relations**

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com